UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 05, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Ordinary General Meeting of Shareholders of the society.

SANTIAGO, April 30, 2004

DA.050/04

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the General Regulation number 30 issued by the Chilean Securities and Insurance Superintendence, enclosed I send you a photocopy of the Ordinary General Meeting of Shareholders of Supermercados Unimarc S.A. held on April 26, 2004, the one that is properly certified for the legal representatives of the Company.

Sincerely yours,

Olga Melo Vergara - Juan E. Barriga Ugarte

Supermercados Unimarc S.A.

Inc.: the above mentioned

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

Notice of the Ordinary General Meeting of Shareholders

Supermercados Unimarc S.A.

I hereby inform you of the Ordinary General Meeting of Shareholders of Supermercados Unimarc S.A, which was hold as follows:

In Santiago, Chile, 26th of April, 2004, being 18:00 it was held the Ordinary General Meeting of Shareholders of Supermercados Unimarc S.A., in its domicile at Amunategui 178, 6th Floor, Santiago. The meeting was called by the Board of the Company as per Chilean legal regulations.

1. President and Secretary of the Meeting.

The Ordinary General Meeting was preside by Mr. Victor Hugo Cantillano Vergara. Acted as secretary of the Ordinary General Meeting, Mr. Andres Echiburu Jorquera. It was specially invited to the meeting, the general accountant of the Company, Mr. Guillermo Castañeda Latorre.

2. Attendance.

The Ordinary General Shareholder Meeting was held with the attendance of the following shareholders.

Mr. Victor Hugo Cantillano Vergara on behalf of the Bank of New York for 57.033.150 shares; and for himself for 5.583 shares.

Mr. Alvaro Gacitua Toledo on behalf of Renta Nacional Compañia de Seguros de Vida S.A for 189.913.643 shares; and on behalf of Renta Nacional Compañia de Seguros Generales S.A. for 8.850.000 shares.

Mr. Nibaldo Sepulveda Mojer, on behalf of Ganadera Las Cruces S.A. for 25.362.359 shares; and on behalf of Fruticola Nacional S.A. for 66.715.441 shares.

Mr. Guillermo Rodriguez Rodriguez on behalf of Alimentos Nacionales S.A. for 721.318.546 shares.

Mr. Arturo Gutierrez Jimenez on behalf of Asesorias e Inversiones Aquelarre LLP for 180.000 shares.

Mr. Nicolas Noguera Correa on behalf of Axxion S.A. for 32.862.591 shares.

Mr. Rodolfo Raurich Silva on behalf of Administradora de Mutuos Hipotecarios Mi Casa for 2.432.718 shares.

Attendant to the meeting 1.104.674.031 shares equivalents to an 87.544% of the existing shares.

Attendance Record. The President asked the shareholders attending the meeting sign the attending record as per companies Chilean bylaw.

3. MEETING. The President declared the Meeting opened as all the requirements were accomplished and verified.

4. CITATIONS. The President explained the accomplishing of the citations requirements. The citations were published the days 8th, 12th and 14th of April in La Nacion (Newspaper); and letters were sent to each shareholder to the domicile each has in Companies record. As well, President declared the Superintendency of Securities and Insurance was notified of the said meeting.

The Company's balance and finals records were published both the 14th of April 2004, in Diario La Nacion.

5. SIGNATURE OF THE ACT. The President declared the deed herein was going to be signed by the following shareholders: Alimentos Nacionales S.A., Fruticola Nacional S.A. and Renta Nacional Compañia de Seguros de Vida S.A., together with the President and the secretary of the Ordinary General Meeting of Shareholders.

Mr. Nicolas Noguera on behalf of Axxion S.A. asked to sign the act. So it was proposed and accepted, that as soon the act is sign by the hereafter mentioned shareholders, it is going to be send to Mr. Noguera.

6. OBJECTIVES OF THE MEETING. The President explained the objectives of the meeting, as a fact, the approval of the Fiscal Term Memory, General Balance, and of other Financials records and Auditors reports; being informed as per art. 44 of L. 18.046; distributions of utilities and dividends, designation of external auditors, election of the members of the Board of Directors, determination of Directors salaries and other issues.

7. Fiscal Year Memory and Year's Balance. The President explained to the shareholders the Fiscal Year Memory and the Year's Balance asking the shareholders to approve the said reports.

8. Financials Issues. The President explained the different activities developed by the Company during Year 2003, indicating sales results, market's behavior and business performed.

He also explained the Company during 2003 term continued with its policy on renewing its stations and opening new Retails Stores. The said policy meant an economic endeavor which outcomes are going to be seen in the future. The Supermarket opened new stations in Pitrufquen, Loncoche, Amunategui, and La Cisterna. Besides during 2004 it was opened a Supermercados Unimarc in the city of Curacavi; and the administration is seeking new sales spot in order to increase Company's market share. He added it is Company's intentions to star to sale no food products such as clothes, household electrical appliances, etc.

During the Term 2003 (up to 31st. of December 2003) the Company generated a lost of $4.249.357.111, which represent a lost equivalent to a 4.34% over its total assets.

The Ordinary General Meeting approved the operations described.

9. No. 609 Bylaw of Superintendency of Securities and Insurance.

According to Bylaw No. 609 of the Superintendency of Securities and Insurance, explained the final result of the Company for 2003 Term is a lost of $4.29.257.111; the stock of accumulated utilities reached $16.921.469.265; during the Term dividends were not distributed. The total updated paid-in capital of the company is of $56.432.718.028. The number of shares issued by the Company is 1.261.849.619. All the shares are all ready paid.

10. Equity Accounts.

All the capital revalorization reserves accounts represents the total sum of $1.078.229.536. The said figure is distributed as follows:

a) Equity $558.739.782

b) Other Reserves $ 24.089.195

c) over price got selling owns stocks $285.788.416

d) Accumulated Utilities $209.612.143

$1.078.229.536

The General Ordinary Meeting approved the said statements as per Bylaw 607 of the Superintendency of Securities and Insurance. So the finals results are:

Paid-in capital: $56.432.718.024 divided into 1.261.849.619 stocks, each for $77,62. The other reserves account is -$4.272.282.011. The retained earnings account is of $21.170.826.376; the over price got selling owns stock account is of $28.864.630.041; the lost of the term is of $4.249.357.111. So the total equity is of $97.946.535.323.

The General Ordinary Meeting approved the Fiscal Term Memory and the Financials records of 2003 Fiscal Term. It also approved Externals Auditors opinions on the accounts.

Utilities and Dividends Distribution. The President explained there is not going to be dividends distributions as the lost of the term are of $4.249.357.111

The General Ordinary Meeting approved the decision.

11. Article 44. Law 18.046.

The President explained specifically all the operations developed and performed by the Company during the Term 2003, explaining that these operations were performed as per market conditions.

The President after finishing asked if anybody had a doubt or question on the issue hereafter referred..

The General Ordinary Meeting approved the operations.

12. Directors' elections and salary.

The President explained because of the death of Mr. Jorge Indo Vargas (RIP.) the board of Director should be renew completely. So are propose to be Directors of the Company:

Mr. Cristian Rosselot Mora.

Mr. Ramon Mendez Cifuentes.

Mr. Eduardo Viada Aretxabala.

Mr. Francisco Javier Errazuriz Ovalle.

Mr. Elias Errazuriz Errazuriz.

Mr. Juan Enrique Barriga Ugarte.

Mr. Victor Hugo Cantillano Vergara.

The Ordinary General Meeting approved all the names and designation. It is proposes as the Company got losses Directors should not be paid.

The Meeting approved the last point referred.

13. Designation of External Auditors. In this respect, the President proposed to designate as external auditors to whichever of the following: Grant Thorton International, Ernst & Young, PriceWaterhouse, Deloitte & Touche; KPMG Jeria y Asociados; and ACG Auditores Consultores Gerenciales Limitada Correspondent of RSM International. The Board of Director will be able to designate one of the said auditors taking into account the services offered and the cost of them.

14. Dividends Policy.

Though there are not dividends to distribute, the President explains that if in the future are dividends the Meeting will have to decide whether to distribute them o to accumulate them. Though always at least the 30% of the utilities will be distributed among the shareholders, unless all the shareholders decide something else.

In respect to additional dividends or provisional dividends, the distribution of them will depend on the Economy and the results of the Company.

The Meeting approved the proposal.

15. Public Deed.

It is proposed that one of the lawyers, Rodrigo Veliz Tapia or Rodrigo Cortes Muñoz, put on public deed the Meeting herein. The Meeting approved the proposal.

Without any other pending issue, the Meeting was raised being 18:25.